UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GILMAN & CIOCIA, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

375908-10-0

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P. 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus
Copy to: Jeffrey S. Tullman, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2007

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /

CUSIP No. 375908-10-0	13D	Page 2 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,000,000 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 8,000,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 375908-10-0	13D	Page 3 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,000,000 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 12,000,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 375908-10-0	13D	Page 4 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000,000 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 10,000,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 375908-10-0	13D	Page 5 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,000,000 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 18,000,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 375908-10-0	13D	Page 6 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,000,000 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 12,000,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 375908-10-0	13D	Page 7 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 30,000,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 30,000,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 375908-10-0	13D	Page 8 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 30,000,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 30,000,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 375908-10-0	13D	Page 9 of 14

Item 1. Security and Issuer.

This Schedule 13D (the “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”) of Gilman + Ciocia, Inc. (the “Issuer”), whose principal executive offices are located at 11 Raymond Avenue, Poughkeepsie, New York 12603.

Item 2. Identity and Background.

(a), (b), (c) and (f). This Statement is filed by the Wynnefield Reporting Persons. The “Wynnefield Reporting Persons” are Wynnefield Partners Small Cap Value, L.P. (“Wynnefield Partners”), Wynnefield Small Cap Value Offshore Fund, Ltd. (“Wynnefield Offshore”), Wynnefield Partners Small Cap Value, L.P. I (“Wynnefield Partners I”), Wynnefield Capital Management, LLC (“WCM”), Wynnefield Capital, Inc. (“WCI”), Nelson Obus and Joshua Landes. The Wynnefield Reporting Persons are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders).

WCM, a New York limited liability company, is the general partner of Wynnefield Partners and Wynnefield Partners I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the co-managing members of WCM and principal executive officers of WCI, the investment manager of Wynnefield Offshore, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

The business address of the Wynnefield Reporting Persons is 450 Seventh Avenue, Suite 509, New York, New York 10123.

(d) and (e). During the last five years, none of the Wynnefield Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported in this Statement as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $3,000,000 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 4. Purpose of Transaction.

This Statement is filed by the Wynnefield Reporting Persons to report acquisitions of shares of Common Stock for investment purposes, as a result of which the Wynnefield Reporting Persons may be deemed to be the beneficial owners (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of more than 10% of the outstanding Common Stock of the Issuer.

CUSIP No. 375908-10-0	13D	Page 10 of 14

On August 20, 2007, the Wynnefield Reporting Persons together with WebFinancial Corporation (“WebFinancial Reporting Persons” and collectively with the Wynnefield Reporting Persons, the “Investor Purchasers”) entered into a Shareholders Agreement (the “Shareholders Agreement”) by and among, the Investment Purchasers, the Issuer, Michael P. Ryan, Carole Enisman (the Issuer’s Executive Vice President of Operations), Ted H. Finkelstein (the Issuer's Vice President and General Counsel), Dennis Conroy, and Prime Partners, Inc. and Prime Partners II, holding companies owned in part by Michael P. Ryan (the “Existing Shareholders”).

Pursuant to the terms of the Shareholders Agreement: (i) so long as the Investor Purchasers own at least 10% of the outstanding shares of Common Stock, the Investment Purchasers have the right to designate two directors (the “Investor Directors”) for election to the Issuer’s Board of Directors (the “Board”); (ii) so long as the Existing Shareholders own at least 10% of the outstanding shares of Common Stock, the Existing Shareholders have the right to nominate two directors (the “Existing Shareholder Directors”) for election to the Board; (iii) the Investor Directors and the Existing Shareholder Directors shall jointly nominate three independent directors; (iv) the Investor Purchasers and the Existing Shareholders agreed to take such action as may be reasonably required under applicable law to cause the Investor Purchasers’ designees and the Existing Shareholders’ designees to be elected to the Board; (v) the Issuer agreed to (a) include each of the Director designees of the Investor Purchasers and the Existing Shareholders on each slate of nominees for election to the Board proposed by the Issuer, (b) recommend the election of such designees to the shareholders of the Issuer, and (c) use commercially reasonable efforts to cause such designees to be elected to the Board; (vi) one of the Investor Directors shall be appointed as a member of the Compensation Committee of the Board and one of the Investor Directors shall have the right to attend all Audit Committee meetings; (vii) the consent of one of the Investor Directors is required for certain Issuer actions above designated thresholds, including the issuance, redemption or purchase of equity or debt, the issuance of an omnibus stock plan, the creation of any new class of securities, certain affiliate transactions, changes to the Issuer’s certificate of incorporation or bylaws, entering into a merger, reorganization or sale of the Issuer or acquiring any significant business assets, or material changes to the business line of the Issuer; (viii) the Investor Purchasers agreed to a one year standstill agreement concerning the acquisition of the Issuer’s assets, the Issuer’s securities, proxy solicitations, voting trusts or tender offers; (ix) the Investor Purchasers were granted a right of first refusal for future securities issued by the Issuer; and (x) the Issuer was granted a right of first refusal for sales of Common Stock by the Investor Purchasers and by the Existing Shareholders.

The description of the Shareholders Agreement in this Item 4 of the Statement is qualified in its entirety by reference to the full text of the Shareholders Agreement, a copy of which is incorporated by reference into this Statement as Exhibit 99.1.

Also on August 20, 2007, Mr. Nelson Obus and Mr. Frederick Wasserman were elected by the Board as the Investor Directors.

Other than as set forth in this Item 4, the Wynnefield Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the Statement. The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of Directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may,  in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c). As of August 20, 2007, the Wynnefield Reporting Persons beneficially owned in the aggregate 30,000,000 shares of Common Stock, constituting approximately 33.4% of the outstanding shares of Common Stock (the percentage of shares owned being based upon  89,711,549 Common Stock outstanding as of August 20, 2007, based upon information set forth in the Issuer’s most recent report on Form 10-Q for the period ended March 31, 2007, filed with the Securities and Exchange Commission on May 15, 2007, its current report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2007, together with information provided to the Wynnefield Reporting Persons by the Issuer. The following table sets forth certain information with respect to Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Stock	Percentage of Outstanding Common Stock
Wynnefield Partners	8,000,000	8.9%
Wynnefield Partners I	10,000,000	11.1%
Wynnefield Offshore	12,000,000	13.4%

WCM is the sole general partner of the Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own.

Each of Messrs. Obus and Landes, as co-managing members of WCM, has the power to direct the voting and disposition of the Common Stock that WCM may be deemed to beneficially own. WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Offshore beneficially owns.

CUSIP No. 375908-10-0	13D	Page 11 of 14

WCI as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Offshore beneficially owns. Each of Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as an executive officer of WCI, has the power to direct the voting and disposition of the Common Stock that WCI may be deemed to beneficially own.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Statement for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) of 30,000,000 shares of Common Stock, constituting approximately 33.4% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 89,711,549 Common Stock outstanding as of August 20, 2007, based upon information set forth in the Issuer’s most recent report on Form 10-Q for the period ended March 31, 2007, filed with the Securities and Exchange Commission on May 15, 2007, its current report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2007, together with information provided to the Wynnefield Reporting Persons by the Issuer.

The filing of this Statement and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

As a result of the Shareholder’s Agreement, each of the Wynnefield Reporting Persons, the WebFinancial Reporting Persons and the Existing Shareholders may be deemed to be a “group” within the meaning of Rule 13d-5 of the Act, and the “group” may be deemed to be the owner of 61,831,146 shares of Common Stock on August 20, 2007, or 68.9% of the total issued and outstanding Common Stock of the Issuer on August 20, 2007. Each of the Wynnefield Reporting Persons hereby disclaims the beneficial ownership in the shares of Common Stock held by either of the WebFinancial Reporting Persons or the Existing Shareholders. The filing of this Statement shall not be construed as an admission by any of the Wynnefield Reporting Persons that a "group" exists, or that any of the Wynnefield Reporting Persons is a beneficial owner of any securities other than those directly held by them.

  The Wynnefield Reporting Persons have purchased shares of Common Stock during the last 60 days, as follows, each of which were purchased in a private placement conducted by the Issuer (prices do not reflect brokerage commissions).

Name	Date	Number of Shares	Price Per Share

Wynnefield Partners	August 20, 2007	8,000,000	$.10
Wynnefield Partners I	August 20, 2007	10,000,000	$.10
Wynnefield Offshore	August 20, 2007	12,000,000	$.10

(d) and (e). Not Applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CUSIP No. 375908-10-0	13D	Page 12 of 14

See Item 4.

Each of the Wynnefield Reporting Persons is a party to a Joint Filing Agreement, dated as of August 30, 2007 (the "13D Joint Filing Agreement"), pursuant to which the they agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission. The description of the 13D Joint Filing Agreement in this Item 6 of the Statement is qualified in its entirety by reference to the full text of the 13D Joint Filing Agreement, a copy of which is filed herewith as Exhibit 99.2.

Except for the agreements described in this Statement, to the best knowledge of the Wynnefield Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

 Item 7.  Material to be Filed as Exhibits

The following exhibit is filed as part of this Statement:

Exhibit 99.1	Shareholders Agreement dated August 20, 2007.

CUSIP No. 375908-10-0	13D	Page 13 of 14

Exhibit 99.2	Joint Filing Agreement dated as of August 30, 2007.

CUSIP No. 375908-10-0	13D	Page 14 of 14

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: August 30, 2007

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,
its General Partner

By:  /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P., I

By: Wynnefield Capital Management, LLC,
its General Partner

By:  /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,
its Investment Manager

By: /s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:  /s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually